Paramount Group, Inc. 1633 Broadway, Suite 1801 New York, NY 10019 Tel 212-237-3100

August 24, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Robert F. Telewicz, Jr.

Branch Chief

Office of Real Estate and Commodities

Re:	Paramount Group, Inc.

Form 10-K for the year ended December 31, 2015

Filed February 25, 2016

File No. 001-36746

Dear Mr. Telewicz,

The following letter sets forth our response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated July 27, 2016 (the “Comment Letter”) to Mr. Wilbur Paes, Executive Vice President, Chief Financial Officer and Treasurer of Paramount Group, Inc. (the “Company”) with respect to the Company’s Form 10-K for the year ended December 31, 2015. For ease of reference and to facilitate the Staff’s review, the Company has included in italics, the Staff’s comment before its response.

Mr. Robert F. Telewicz, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

August 24, 2016

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial statements and supplementary data, page 74

Combined consolidated statements of cash flows, page 82

1.

We note your response to our prior accounting comment one. We are unclear how you determined your real estate fund investments qualify for net cash flow reporting. Please tell us whether these are long-term investments, and tell us how you applied the guidance in ASC Topic 230-10-45-7 through 230-10-45-9, as well as Chapter 7 of the AICPA Audit and Accounting Guide for Investment Companies. Finally, please provide us with a reconciliation of the net amount reflected in your combined consolidated statements of cash flows and the information provided in footnote 4 to your financial statements.

As disclosed in the Company’s combined consolidated financial statements, the Company has an investment management business, where it serves as the general partner of 10 real estate funds. Prior to January 1, 2016, all of the 10 real estate funds were consolidated into the Company’s combined consolidated financial statements pursuant to Accounting Standards Codification (“ASC”) 810-20, Consolidation – Control of Partnerships and Similar Entities.  Of the 10 consolidated real estate funds, nine qualified as investment companies and were accounted for at fair value pursuant to ASC 946, Financial Services – Investment Companies. Given that nine of the consolidated funds were accounted for at fair value and their primary business purpose is to buy and sell real estate and related investments, fund related activity for these funds was presented as a component of net cash used in operating activities in the Company’s combined consolidated statements of cash flows; and since the netting of cash flows is permitted within the “operating” activities section of the statement of cash flows, the Company deemed it would be simpler for financial users if these fund transactions were presented on a net basis. In determining “net basis” presentation, the Company considered, among other factors, the complexities of the two separate basis of accounting (fair value and historical cost) within the statement of cash flows, as well as the adequacy of information disclosed in the footnotes to the combined consolidated financial statements regarding gross transaction activity for these funds with respect to purchases, sales and transfers of assets.

In the Company’s response to the Staff’s comment letter dated June 23, 2016, the Company inadvertently referenced Note 4 to the Form 10-K for the year ended December 31, 2015, when referring to information containing gross transaction activity for the aforementioned funds, instead of referencing Note 5 and Note 12 to the above referenced Form 10-K, which does contain all of the gross information surrounding transaction activity. Pursuant to the Staff’s request, the following is a reconciliation of the gross amounts reflected in Note 5 and Note 12 to the net amount reflected in the combined consolidated statement of cash flows:

		Year Ended
(Amounts in thousands)		December 31, 2015
Purchases/Additions (included in Note 12)		$(170,218)
Sale/Transfer of assets (included in Note 12)	98,368
Less: non-cash reclassification of PGRESS and PGRESS-A (included in Note 5)	(53,941)
Sale of assets		44,427
Other		(1,952)
Changes in operating assets and liabilities:
Real estate fund investments		$(127,743)

In addition, the Company notes for the information of the Staff that subsequent to the adoption of Accounting Standards Update (“ASU”) 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, effective January 1, 2016, the Company accounts for the nine real estate fund investments that were previously accounted for at fair value, under the equity method of accounting; accordingly, cash flows associated with these fund investments are no longer classified as operating activities in the statement of cash flows but rather as investing activities and are presented on a gross basis, as required by ASC 230-10, Statement of Cash Flows.

Mr. Robert F. Telewicz, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

August 24, 2016

Recently Issued Accounting Literature, page 89

2.

We have considered your response to our prior comment four. Please provide us with more information related to your fee structures and additional ownership interests in your real estate fund investments. In your response please address the following:

•

Please provide us with a detailed description of the fund structure related to each fund and explain in greater detail how you determined the fees are commensurate with the level of effort required to provide the related services.

•

Please provide us with a schedule reflecting all other direct or indirect interests you currently have in each fund and explain to us in greater detail the qualitative and quantitative factors you considered in determining that those interests were insignificant.

Information on Fee Structure:

Under the current fee structure for all the funds (except Fund III as discussed in detail below), the Company receives the following fees:

•	asset management fees (based on weighted average contributed capital);
•	financing fees (based on amount financed);
•	acquisition fees (based on gross purchase price for Property Funds and equity invested for Alternative Investment Funds);
•	disposition fees (based on gross sales price); and
•	performance fees (subject to internal rate of return hurdles).

The Company performed an evaluation of whether such fee arrangements were customary and commensurate with the level of effort required to provide the related services at the inception of the service arrangements (i.e. at the time the funds were established) or upon a reconsideration event, such as a material modification to the terms, conditions or amounts in the arrangement. The Company notes for the information of the Staff that the fee arrangement evaluation included the following:

•	The fee arrangements for all of the funds were negotiated by the Company’s predecessor with various unrelated third party investors at the time these funds were initially established.
•

Although the fee arrangements were negotiated by the Company’s predecessor, the predecessor performed a rigorous fee analysis, which benchmarked and compared the terms, conditions, and amounts in such fee arrangements, to the fee arrangements that other companies, including investment managers, have with entities that they manage or are managed on their behalf. The analysis compared, among other things, the types of fees and respective rates charged in conjunction with each fund’s strategy, services to be provided and target fund raising commitments.

•	In connection with the Company’s initial public offering, the Company merely assumed these fee arrangements, for all but one of the funds, Fund III, as further discussed below.
•

A majority of the interests in these funds are held by the same unrelated third parties that negotiated the fee arrangements. Each fund has a different investor pool and while some investors do invest in multiple funds, funds that were established during the same time period, have the same fee structure.

•

As market conditions changed over time and the investment landscape became more competitive, these fee structures changed as well.  For example asset management fees for one of the funds, which was established in 2003, was negotiated at 2.0% per annum of weighted average contributed capital; whereas asset management fees for funds established thereafter were lower and the most recent fund, which was established in 2013, has an asset management fee of 1.25%.

Accordingly, based on the results of its analysis, the Company concluded that the fees are “at market” and are commensurate with the level of effort to provide the related services.

Mr. Robert F. Telewicz, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

August 24, 2016

With respect to Fund III, at the time of the initial public offering, the Company waived the asset management fee and the performance fee. Since these fees were waived for this fund, the Company deemed that the fees are not commensurate or “at market”; accordingly, the Company concluded that such fee arrangements represent variable interests and included the arrangements in the analysis of whether the Company satisfies the economics criterion set forth in ASC 810-10-25-38A(b). In connection therewith, the Company performed an analysis of its fee arrangements (including its other interests in the VIE) and concluded that it does not have the obligation to absorb losses (or the right to receive benefits) of the VIE that could potentially be significant to the VIE. In this case, the Company does not receive any fees from the performance of the entity and only has a nominal combined direct and indirect interest of 1.5% in the partnership.

Other than the modification to the fee arrangement for Fund III, there were no reconsideration events for any of the other funds. Furthermore, the Company has no other benefits embedded in its fee structures and has no further obligation beyond the services it provides.

Information on Direct and Indirect Interests:

In response to Staff’s request, the Company has included in Exhibit A attached hereto, a schedule reflecting all of the Company’s direct and indirect interests in each fund. As indicated previously, the Company serves as the general partner of 10 real estate funds. In its evaluation of whether to consolidate a fund subsequent to the adoption of ASU 2015-02, the Company evaluated whether its combined direct and indirect interest in each of the funds was more than “insignificant.”  Since ASC 810-10 does not define the term “insignificant” as used in ASC 810-10-55-37(c), the Company utilized general guidelines published by Deloitte and KPMG in their consolidation guidance, which state the following:

Deloitte - Consolidation, A Roadmap to Identifying a Controlling Financial Interest states that “…if the expected losses absorbed or expected residual returns received through variable interests (other than the fee arrangement) in the potential VIE exceed, either individually or in the aggregate, 10 percent or more of the expected losses or expected residual returns of the VIE, the condition in ASC 810-10-55-37(c) is not met, and the decision-maker or service-provider fee would be considered a variable interest. However, because of the subjective nature of the calculation of expected losses and expected residual returns, 10 percent should not be viewed as a bright-line threshold or safe harbor. In light of these considerations, the reporting entity will need to apply professional judgment and assess the nature of its involvement with the VIE.”

KPMG - Consolidation of Variable Interest Entities, states that “When the general partner and its related parties have other interests in the limited partnership, the fee would not be a variable interest if the variability absorbed through the general partner’s other direct and indirect interests is insignificant (e.g., not more than 10% of the VIE’s expected variability).”

Of the 10 real estate funds in which the Company serves as the general partner, the Company’s combined direct and indirect interests in only one fund (Residential Development Fund) exceed 10.0%. Accordingly, the Company consolidates the Residential Development Fund, a historical cost fund, subsequent to the adoption of ASU 2015-02, where its combined direct and indirect interest was 13.4%.

For those funds where the Company’s combined direct and indirect interest was not greater than 10.0%, the Company’s consolidation conclusion was not solely based on the quantitative thresholds of ownership but also took into account a number of qualitative factors.  For example, with respect to Fund II, where the Company’s combined interest was 10.0%, the Company considered the following qualitative factors:

•	Fund II, which originally had a finite life of 10 years is currently in the process of winding down as it is in the second extension year of a three year extension period.
•	Fund II’s remaining investment consists of a 46.3% interest in a single tenant real estate property venture, with an in-place triple net lease.
•

Fund II has a simple equity structure with no fund level debt and the debt on the property at the venture level is nonrecourse to Fund II. Furthermore, there is no subordination or credit enhancements provided to any investors in Fund II.

Mr. Robert F. Telewicz, Jr.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

August 24, 2016

•

The Company’s investment structure in this “fair value” fund is similar to all of the other eight “fair value” funds that the Company deconsolidated post the adoption of ASU 2015-02, and other than the combined ownership interest, there were no other differentiating factors that would give the Company more variability in Fund II as compared to the other funds.

•

Based on the nature of Fund II’s underlying investments and activity, there is no complexity associated with Fund II’s financial statements. Post adoption, the Company accounts for the investment in Fund II under the equity method, as such, the Company presents its investment in Fund II on “one-line” in its consolidated balance sheet and income statement as compared to the previous “two-line” presentation when Fund II was consolidated, essentially grossing up the 46.3% of the investment in the real estate property venture that is measured at fair value with an offsetting amount for the 90.0% noncontrolling interest.  Additionally, pursuant to Regulation S-X 10-01(b)(1), the Company has included summarized financial information for Fund II in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 and will continue to provide such information until Fund II unwinds in near term.

Accordingly, the Company concluded, based on its quantitative and qualitative assessment that it should not consolidate the nine fair value funds (where the Company’s combined direct and indirect interests did not exceed 10.0%) subsequent to the adoption of ASU 2015-02.

Any questions or comments with respect to the foregoing may be communicated to Wilbur Paes, Executive Vice President, Chief Financial Officer and Treasurer at (212) 237-3122.

Sincerely,

/s/ Wilbur Paes

Wilbur Paes

Executive Vice President, Chief Financial Officer and Treasurer

Cc:	Peter McPhun

Kevin Richards

(Deloitte & Touche LLP)

Daniel Adams

Dave Roberts

(Goodwin Procter LLP)

Albert Behler

Gage Johnson

(Paramount Group, Inc.)

Exhibit A

Summary of Fund Structure

The following is a summary of the Company’s direct and indirect interests in each fund.

Fund	GP Ownership Interest (direct interest)	Total Interest (direct and indirect through related parties)		Consolidation Conclusion
Fund II	10.0%	10.0%		VIE / Not Consolidated
Fund III	1.5%	3.1%	(1)	VIE / Not Consolidated
Fund VII	7.5%	7.5%		VIE / Not Consolidated
Fund VII H	0.2%	0.2%		VIE / Not Consolidated
Fund VIII	1.7%	1.7%		VIE / Not Consolidated
PGRESS	5.7%	5.7%	(2)	VIE / Not Consolidated
PGRESS-H	0.0%	0.0%	(3)	VIE / Not Consolidated
Residential Development Fund ("RDF")	13.4%	13.4%	(4)	VIE / Consolidated
RDF LF	0.0%	0.1%	(5)	VIE / Not Consolidated
RDF LF Blocker	0.1%	0.1%		VIE / Not Consolidated

(1)	A related party (not under common control) holds a 1.5% LP interest; however, the Company does not have an interest in the related party.
(2)	Two related parties (not under common control) hold a combined interest of 11.3%; however, the Company does not have an interest in the related party.
(3)	A related party under common control owns a 0.3% LP interest; however, the Company does not have an interest in the related party.
(4)

A related party (not under common) owns a 86.5% LP interest; the Company has a 0.1% interest in the related party. Accordingly, the Company included its proportionate indirect exposure in the evaluation.

(5)

A related party (not under common) owns a 73.9% LP interest; the Company has a 0.1% interest in the related party. Accordingly, the Company included its proportionate indirect exposure in the evaluation.